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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                             Laser Power Corporation
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                                (Name of Issuer)

                     common stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   51806K 10 4
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                                 (CUSIP Number)

                                Richard C. Laird
                            Executive Vice President
                             Union Miniere USA Inc.
                          3120 Highwoods Blvd, Ste. 110
                                Raleigh, NC 27604
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 6, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 pages)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 51806K 10 4                                         Page 2 of 14 Pages
---------------------                                         ------------------

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          n.v. Union Miniere s.a.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

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4         SOURCE OF FUNDS*
          WC, CO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Belgium
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                      7      SOLE VOTING POWER
                             0
         NUMBER OF    ---------------------------------------------------
          SHARES      8      SHARED VOTING POWER
       BENEFICIALLY          957,795
         OWNED BY     ---------------------------------------------------
           EACH       9      SOLE DISPOSITIVE POWER
        REPORTING            0
          PERSON      ---------------------------------------------------
           WITH       10     SHARED DISPOSITIVE POWER
                             957,795
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          957,795
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 51806K 10 4                                         Page 3 of 14 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Union Miniere USA Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC, CO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             0
         NUMBER OF    ---------------------------------------------------
          SHARES      8      SHARED VOTING POWER
       BENEFICIALLY          957,795
         OWNED BY     ---------------------------------------------------
           EACH       9      SOLE DISPOSITIVE POWER
        REPORTING            0
          PERSON      ---------------------------------------------------
           WITH       10     SHARED DISPOSITIVE POWER
                             957,795
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          957,795
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 51806K 10 4                                         Page 4 of 14 Pages
---------------------                                         ------------------

                  This Amendment No. 1 to Schedule 13D relating to the common stock, par value $0.001 per share, of Laser Power Corporation, a Delaware corporation, ("Laser Power") is being filed on behalf of (i) Union Miniere USA Inc., a Delaware corporation formerly known as Union Miniere Inc., by virtue of its direct beneficial ownership of Laser Power's common stock and (ii) n.v. Union Miniere s.a., a Belgian corporation, which owns approximately 82% of the stock of Union Miniere USA Inc. The remaining stock of Union Miniere USA Inc. is held by n.v. Sogem s.a., a Belgian corporation, virtually all of the outstanding shares of which are held by n.v. Union Miniere s.a.. This Amendment No. 1 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on October 6, 1999 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.

Item 1            Security and Issuer

                  Item 1 is hereby amended to state in its entirety as follows:

                  This statement relates to the common stock, par value $0.001 per share, of Laser Power Corporation, a Delaware corporation. The address of the principal executive offices of Laser Power is 36570 Briggs Road, Murrieta, California 92563.

Item 2            Identity and Background

                  Item 2 is hereby amended to add the following information:

                  Since the filing of the Schedule 13D on October 6, 1999, the name of Union Miniere Inc. has been changed to Union Miniere USA Inc.

                  Attached hereto is a revised version of Schedule A.

Item 3            Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended to add the following information:

                  Union Miniere USA Inc. was the holder of debentures from Laser Power that were convertible into 358,918 shares of Laser Power's common stock at a conversion price of $4.625 per share. The debentures were convertible into common stock of Laser Power at any time prior to the earlier of (1) their maturity on November 2, 2000, or (2) their redemption by Laser Power. In March 2000, Laser Power notified Union Miniere USA Inc. pursuant to a notice dated March 6, 2000 that it intended to exercise its right to redeem the debentures and on April 6, 2000, Laser Power redeemed the debentures for an aggregate redemption price of approximately $1,820,000.

Item 4            Purpose of Transaction

                  Item 4 is hereby amended to add the following information:

---------------------                                         ------------------
CUSIP No. 51806K 10 4                                         Page 5 of 14 Pages
---------------------                                         ------------------

                  As discussed in Item 3, on April 6, 2000, Laser Power redeemed the convertible debentures held by Union Miniere USA Inc. In addition, the warrants to purchase Laser Power's common stock held by Union Miniere USA Inc. on October 6, 1999 have either expired or been exercised.

                  Depending on market conditions and other factors, including its evaluation of Laser Power's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions, Union Miniere USA Inc. may from time to time acquire shares of Laser Power's stock in the open market or in privately negotiated transactions, hold any shares so acquired, dispose of all or a portion of its investment in Laser Power in the open market or in privately negotiated transactions, or consider engaging in one or more of the transactions addressed by the Confidentiality Agreement described in the
Schedule 13D.

Item 5            Interest in Securities of Laser Power

                  Item 5 is hereby amended to state in its entirety as follows:

                  (a) Union Miniere USA Inc. is the beneficial owner of 957,795 shares of Laser Power's common stock. Because n.v. Union Miniere s.a. owns, directly or indirectly, virtually all of the shares of outstanding stock of Union Miniere USA Inc., n.v. Union Miniere s.a. beneficially owns all of these shares. The shares beneficially owned by the Reporting Persons represent approximately 9.8% of Laser Power's outstanding common stock (calculated as required by Rule 13d-3(d)(1) and based on there being 9,808,908 shares of Laser Power common stock outstanding on March 29, 2000, according to the transfer agent for Laser Power's common stock).

                  Richard C. Laird is the beneficial owner of 9,465 shares of Laser Power's common stock, excluding shares beneficially owned by Union Miniere USA Inc., of which Mr. Laird may be deemed to have, but disclaims, beneficial ownership. These shares represent less than 1% of Laser Power's common stock. To the best of the Reporting Persons' knowledge, none of the other directors or executive officers of the Reporting Persons beneficially owns shares of Laser Power's common stock.

                  (b) The Reporting Persons may be deemed to share with each other voting and dispositive power over all of the shares of Laser Power's common stock they beneficially own and, to the best of the Reporting Persons' knowledge, Mr. Laird has sole voting and dispositive power over his shares of Laser Power common stock.

                  (c) Except as otherwise set forth in this statement, neither of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers has effected any transactions in Laser Power's common stock during the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Laser Power's common stock beneficially owned by Union Miniere USA Inc. or, to the best of the Reporting Persons' knowledge, Mr. Laird.

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CUSIP No. 51806K 10 4                                         Page 6 of 14 Pages
---------------------                                         ------------------

                  (e) The Reporting Persons have not ceased being the beneficial owner of more than 5% of Laser Power's outstanding common stock.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Laser Power

                  Item 6 is hereby amended to state in its entirety as follows:

                  Laser Power entered into a Registration Rights Agreement with Union Miniere USA Inc. and another Laser Power stockholder, dated May 1997, (the "Registration Rights Agreement") pursuant to which the stockholders have the right in certain circumstances to require Laser Power to register their shares of Laser Power common stock for resale under the Securities Act. Except in limited circumstances, Laser Power is obligated to pay all expenses in connection with such registration. A copy of the form of the Registration Rights Agreement has been filed with the SEC by Laser Power and is incorporated herein by reference.

                  As described in response to Item 4 above, Union Miniere USA Inc. is a party to the Confidentiality Agreement that contains certain standstill provisions. A copy of the Confidentiality Agreement is filed as an exhibit hereto and is incorporated herein by reference.

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CUSIP No. 51806K 10 4                                         Page 7 of 14 Pages
---------------------                                         ------------------

Item 7            Material to be Filed as Exhibits

Exhibit                                  Description
-------                                  -----------
1                 Joint Filing Agreement

2 Confidentiality Agreement between Laser Power and Union Miniere USA Inc., dated February 25, 1999.*

3 Form of Registration Rights Agreement, dated May 1997, by and among Laser Power Corporation, Union Miniere USA Inc. and Proxima Corporation. (2)

4 Series A Convertible Subordinated Debenture, dated December 29, 1988, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere USA Inc.) (1)

5 Series A Convertible Subordinated Debenture, dated June 18, 1990, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere USA Inc.) (1)

6 Form of Amendment to Convertible Subordinated Debentures by and between Laser Power Corporation and Union Miniere USA Inc., dated as of May 1997. (2)
----------
*Previously filed.

(1) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on April 2, 1997.

(2) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on June 10, 1997.

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CUSIP No. 51806K 10 4                                         Page 8 of 14 Pages
---------------------                                         ------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 7, 2000                        n.v. Union Miniere s.a.


                                            /s/ Thomas Leysen
                                            ------------------------------------
                                            Name:  Thomas Leysen
                                                   -----------------------------
                                            Title: Executive Vice President
                                                   -----------------------------


Dated: April 7, 2000                        Union Miniere USA Inc.


                                            /s/ Richard C. Laird
                                            ------------------------------------
                                            Richard C. Laird
                                            Executive Vice President

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CUSIP No. 51806K 10 4                                         Page 9 of 14 Pages
---------------------                                         ------------------

                                  Exhibit Index
Exhibit                                  Description
-------                                  -----------
1                 Joint Filing Agreement

2 Confidentiality Agreement between Laser Power and Union Miniere USA Inc., dated February 25, 1999.*

3 Form of Registration Rights Agreement, dated May 1997, by and among Laser Power Corporation, Union Miniere USA Inc. and Proxima Corporation. (2)

4 Series A Convertible Subordinated Debenture, dated December 29, 1988, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere USA Inc.) (1)

5 Series A Convertible Subordinated Debenture, dated June 18, 1990, issued by Laser Power Corporation to Union Mines Inc. (and later assigned to Union Miniere USA Inc.) (1)

6 Form of Amendment to Convertible Subordinated Debentures by and between Laser Power Corporation and Union Miniere USA Inc., dated as of May 1997. (2)
----------
*Previously filed.

(1) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on April 2, 1997.

(2) Incorporated by reference to Laser Power's Registration Statement on Form SB-2, No. 333-24421, as filed on June 10, 1997.

                                                             Page 10 of 14 Pages

                                   Schedule A

Name, Address and                             Position with                     Present Principal Occupation (if other
Country of Citizenship                        Union Miniere USA                 than position with Union
                                              Inc./Position with                Miniere USA Inc. or n.v. Union
                                              n.v. Union Miniere s.a.           Miniere s.a.)
Arnoud de Pret                                Director, Chairman and
c/o Union Miniere USA Inc.                    President/Chief Financial
3120 Highwoods Blvd., Ste. 110                Officer
Raleigh, North Carolina 27604
(Belgian Citizen)

Etiene Denis                                  Director/Vice President           Chief Executive Officer of Siebka s.a., a
c/o n.v. Union Miniere s.a.                                                     subsidiary of n.v. Union Miniere s.a.
Rue du Marais 31                                                                engaged in the natural and synthetic
B-1000                                                                          diamond sectors and the production of
Brussels, Belgium                                                               diamond tools.
(Belgian Citizen)

Richard C. Laird                              Director and Executive
c/o Union Miniere USA Inc.                    Vice President/None
3120 Highwoods Blvd., Ste. 110
Raleigh, North Carolina 27604
(U.S. Citizen)

Mark Caffarey                                 Director/Executive Vice           President of Sogem USA Inc., a subsidiary
c/o Sogem USA Inc.                            President                         of Union Miniere USA Inc. which acts as
3120 Highwoods Blvd., Ste. 110                                                  the trading arm of Union Miniere USA Inc.
Raleigh, North Carolina 27604                                                   and n.v. Union Miniere s.a.
(U.K. Citizen)

Alain deMuyter                                Director/None                     Chief Financial Officer of n.v. Sogem s.a.
c/o n.v. Union Miniere s.a.
Rue du Marais 31
B-1000
Brussels, Belgium
(Belgian Citizen)

Alain Godefroid                               Director/Senior Vice
c/o n.v. Union Miniere s.a.                   President, Legal and
Rue du Marais 31                              Environmental Affairs
B-1000
Brussels, Belgium
(Belgian Citizen)

                                                             Page 11 of 14 Pages

Name, Address and                             Position with                     Present Principal Occupation (if other
Country of Citizenship                        Union Miniere USA                 than position with Union
                                              Inc./Position with                Miniere USA Inc. or n.v. Union
                                              n.v. Union Miniere s.a.           Miniere s.a.)
Marc Van Sande                                Director/Executive Vice
c/o Union Miniere USA Inc.                    President
3120 Highwoods Blvd., Ste. 110
Raleigh, North Carolina 27604
(Belgian Citizen)

Chris Tybaert                                 General Manager, Carolmet
c/o Carolmet                                  Division/None
17180 Airport Road
Maxton, North Carolina 28364
(Belgian Citizen)

Frank Shinneman                               Manager--Venture Unit,
c/o Union Miniere USA Inc.                    U.S. Operations
3120 Highwoods Blvd., Ste. 110
Raleigh, North Carolina 27604
(U.S. Citizen)

Ignace de Ruijter                             General Manager--U.S.
c/o Semiconductor Processing Company          Operations, Electro-Optic
12 Channel Street, No. 702                    Materials Division
Boston, Massachusetts 02210
(Belgian Citizen)

Etienne Davignon                              None/Chairman of the              Chairman of Societe Generale de Belique, a
c/o Societe Generale de Belgique              Board                             holding company.
Rue Royale 30
1000 Brussels
(Belgian Citizen)

Karel Vinck                                   None/Chief Executive
c/o n.v. Union Miniere s.a.                   Officer, Chairman of the
Rue du Marais 31                              Executive Committee
1000 Brussels
(Belgian Citizen)

Marc Yves Blanpain                            None/Director                     Chairman of Banque Belgolaise
Rue Bois Eloi 18
1380 Lasne
(Belgian Citizen)

Jean-Luc Dehaene                              None/Director                     Belgian Senator
Berkendallaan 42
1800 Vilvoorde
(Belgian Citizen)

                                                             Page 12 of 14 Pages

Name, Address and                             Position with                     Present Principal Occupation (if other
Country of Citizenship                        Union Miniere USA                 than position with Union
                                              Inc./Position with                Miniere USA Inc. or n.v. Union
                                              n.v. Union Miniere s.a.           Miniere s.a.)
Erik E. Dejonghe                              None/Director                     Senior Vice President and Chief Operating
c/o BARCO N.V.                                                                  Officer of BARCO N.V., which is engaged in
President Kennedypark 35                                                        the projection systems, display systems,
8500 Kortrijk                                                                   communication systems, automation and
(Belgian Citizen)                                                               inspection systems industry.

Paul de Keersmaeker                           None/Director                     Chairman of Interbrew, a brewing company,
c/o Tractebel                                                                   and Chairman of KBC Bank.
place du Trone 1
1000 Brussels
(Belgian Citizen)

Phillipe Delaunois                            None/Director                     Chairman of Mediabel, a press group.
Chemin de Couture 3A
1380 Lasne
(Belgian Citizen)

Hubert Detremmerie                            None/Director                     Honorary President of the BACOB Bank
Terkleppe 10
9660 Brakel
(Belgian Citizen)

Pierre Klees                                  None/Director                     Chief Executive Officer of BIAC, which is
c/o BIAC (6eme etage)                                                           engaged in airport management.
Aeroport Bruxelles-National
1930 Zaventem
(Belgian Citizen)

Christine Morin-Postel                        None/Director                     Chief Executive Officer of Societe
c/o Societe Generale de Belgique                                                Generale de Belgique, a holding company.
Rue Royale 30
1000 Brussels
(French Citizen)

Jean-Pierre Standaert                         None/Director                     Director of Legal Affairs--Secretary
c/o Societe General de Belique                                                  General of Societe General de Belgique and
Rue Royale 30                                                                   General Counsel of Suez-Lyonnaise des
1000 Brussels                                                                   Eaux, both of which are holding companies.
(Belgian Citizen)

Robert F.W. van Oordt                         None/Director                     Chairman of the Supervisory Board of NKF
avenue Louse 545                                                                Holding N.V., a holding company.
1050 Brussels
(Dutch Citizenship)

                                                             Page 13 of 14 Pages

Name, Address and                             Position with                     Present Principal Occupation (if other
Country of Citizenship                        Union Miniere USA                 than position with Union
                                              Inc./Position with                Miniere USA Inc. or n.v. Union
                                              n.v. Union Miniere s.a.           Miniere s.a.)
Klaus Wendel                                  None/Director                     Member of the Executive Committee of
c/o Societe General de Belgique                                                 Societe Generale de Belgique, a holding
Rue Royale 30                                                                   company.
1000 Brussels
(German Citizen)

Thomas Leysen                                 None/Executive Vice
c/o n.v. Union Miniere s.a.                   President, Deputy
Rue du Marais 31                              Chairman of the Executive
1000 Brussels                                 Committee
(Belgian Citizen)

Jean-Luc Deleersnyder                         None/Executive Vice
c/o n.v. Union Miniere s.a.                   President
Rue du Marais 31
1000 Brussels
(Belgian Citizen)